FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2012

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

NEWS RELEASE

October 12th, 2012                                                                                             TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

FRANKFURT Trading Symbol: QLD

______________________________________________________________________________________

ALBERTA STAR Grants 750,000 Incentive Stock Options

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF has agreed, subject to regulatory approval, to grant incentive stock options to directors and officers on up to 750,000 common shares at an exercise price of $0.20 per share for a period of three years.

On behalf of the Board of Directors

“STUART ROGERS”

Stuart Rogers

Director

FOR FURTHER INFORMATION, PLEASE CONTACT:

Robert Hall, Corporate Development, Director

Alberta Star Development Corp.

Tel: (604) 488-0860

rthall@shaw.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

NEWS RELEASE

October 15, 2012                                                                                             TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

FRANKFURT Trading Symbol: QLD

______________________________________________________________________________________

ALBERTA STAR PROVIDES CORPORATE UPDATE

Alberta Star Development Corp. (TSX-V: ASX; OTC BB: ASXSF; Frankfurt: QLD) is pleased to provide the following update on corporate development activity since the implementation of management and Board changes in July 2012.  Since that time:

•

Management has reviewed a number of advanced stage investment opportunities in the precious metals sector, taking advantage of the extensive experience of our new director, Tom Ogryzlo, in the financing, engineering, construction and operation of mining projects on a worldwide basis.  His expertise and extensive database of contacts has proven invaluable in fast-tracking the due diligence process, with no definitive agreements having yet been reached.

•

Oil and gas development opportunities have been considered, none of which have offered potential returns attractive enough to offset the level of risk involved.

•

Production from our heavy oil properties in Alberta and Saskatchewan has averaged 108 barrels per day, net to our interest, for the first eight months of fiscal 2012.

•

Revenue from our oil production has been negatively impacted this summer by the glut of oil in mid-continental North America due to increased production in North Dakota, Alberta and Texas and insufficient pipeline capacity to transport this oil south to major markets.  This has resulted in Canadian oil being sold at a discount to the West Texas Intermediate (“WTI”) benchmark crude oil price as rising production cannot find pipeline capacity.  This discount to WTI has been even greater for heavy oil such as ours.   In spite of the reduction in our net-back from the sale of our heavy oil, dramatic reductions in overhead have been made to enable us to maintain a strong working capital position of approximately $5.5 million.

•

Fixed general and administrative expenses were reduced to approximately $36,000 a month in September 2012, a decrease of 62% over the same month a year prior.

“We have been encouraged by the quality of the precious metal development projects we have been able to review as a result of the current market malaise in the junior mining sector.  While valuation continues to be a point of contention in negotiations, we will remain discerning and selective with a view to maximizing value for our shareholders while incurring minimum risk” states Stuart Rogers, Interim CEO and Director.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances mineral exploration, oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Robert Hall, Corporate Development, Director

Alberta Star Development Corp.

Tel: (604) 488-0860

rthall@shaw.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices.  The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes the Company’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The Company cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  October 30, 2012

By:      /s/ Stuart Rogers

Stuart Rogers

Director